January 17, 2020

Confidential

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leading Ideal Inc. (CIK No. 0001791706) Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 6, 2019

Dear Ms. Timmons-Pierce, Ms. Haywood, Mr. Stertzel, and Mr. Greene:

On behalf of our client, Leading Ideal Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 2, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 6, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.                                      We note disclosure in the Holding Structure section on page 98. Please clearly disclosure here and in the Business Section that you are a holding company with no material operations of your own and you conduct your operations through your PRC subsidiaries and VIEs in China. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you.

In response to the Staff’s comments, the Company has added the referenced disclosure on pages 5 and 109 of the Revised Draft Registration Statement.

2.                                      Please revise the chart on page 5 to include the jurisdiction for each entity depicted.

In response to the Staff’s comments, the Company has revised the disclosure on pages 6 and 77 of the Revised Draft Registration Statement.

Risk Our ability to develop...on schedule, and on a large scale is unproven and still evolving, page 15

3.                                      We note your disclosure that your current manufacturing facility is capable of producing 100,000 vehicles per year. Please disclose whether your current facility is capable of producing your full-size premium extended-range electric SUV that you plan to launch in 2022.

In response to the Staff’s comments, the Company has revised the disclosure on page 15 of the Revised Draft Registration Statement.

We have received a limited number of orders for Li ONE, all of which may be cancelled by customers despite their deposit payment and online, page 17

4.                                      We note that you have 7,017 unfulfilled orders with non-refundable deposits and that you have not delivered any vehicles yet. Please expand your discussion here to discuss the number of cancellations so that investors have better understanding of this risk.

In response to the Staff’s comments, the Company has revised the disclosure on page 18 of the Revised Draft Registration Statement.

Risks Relating to Our ADSs and This Offering, page 53

5.                                      Please add a new risk factor to disclose the risks that the company’s multi-class structure may render its shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.

In response to the Staff’s comments, the Company has added the referenced disclosure on page 54 of the Revised Draft Registration Statement.

We are an emerging growth company within the meaning of the Securities Act and may take  advantage of certain reduced reporting requirements, page 60

6.                                      We note your disclosure on page that you elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please revise your risk factor to clearly disclose that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

In response to the Staff’s comments, the Company has revised the disclosure on page 60 of the Revised Draft Registration Statement.

Use of Proceeds, page 67

7.                                      We note that you intend to use a portion of the proceeds to for capital expenditures, including further development of manufacturing facilities. To the extent the proceeds will not be sufficient to accomplish the development of your manufacturing facilities or any other intended use of the proceeds, please disclose the amount and sources of other funds needed. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comments, the Company has revised the disclosure on pages 67, 91-92 of the Revised Draft Registration Statement. The Company undertakes to provide updated quantitative disclosure no later than publicly filing the registration statement on Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual Obligations, page 92

8.                                      Please consider revising your table to include a line item for estimated interest payments on your long-term obligations based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also consider disclosing any assumptions you made to derive these amounts in a footnote to the table.

In response to the Staff’s comments, the Company has revised the disclosure on page 92 of the Revised Draft Registration Statement.

Business, page 109

9.                                      We note that you expect that your revenues will mainly consist of sales of vehicles and provision of service packages. Please revise to disclose the service packages that you will offer.

In response to the Staff’s comments, the Company has revised the disclosure on pages 121-122 of the Revised Draft Registration Statement.

Our Vehicles, page 114

10.                               We note your disclosure that you plan to launch your second model, a full-size premium extended range electric SUV in 2022. To the extent the development of your second model has been publicly disclosed, please disclose the status of the development of your second model. Refer to Item 4.B.1 of Form 20-F.

The Company respectfully advises the Staff that except as having been disclosed in the Draft Registration Statement, further details of the development of its second model has not been publicly disclosed. The Company undertakes that, in the event the development of its second model becomes publicly disclosed in the future, it will add the disclosure of the status of the development.

11.                               Please disclose the amount of time it takes to charge your vehicles with each of the charging methods described on page 115.

In response to the Staff’s comments, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement.

Direct Sales and Servicing Network, page 120

12.                               We note your disclosure that prospective customers can place orders by paying a deposit of RMB5,000, which becomes non-refundable after three days. Please disclose whether any additional deposits are required from the customer prior to delivery.

In response to the Staff’s comments, the Company has revised the disclosure on page 120-121 of the Revised Draft Registration Statement.

Registration Rights, page 167

13.                               Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

The Company respectfully advises the Staff that there are no maximum cash penalties pursuant to the registration rights granted under the shareholders agreement, rendering the disclosure inapplicable. The Company respectfully further advises the Staff further that there will be no additional penalties resulting from delays in registering the registrable securities.

Governing Law, page 179

14.                               We note your disclosure here that any action based on the deposit agreement may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, China and/or the United States or through arbitration. Your disclosure in this section is inconsistent with your disclosure on page 62. Please reconcile these inconsistencies. We may have additional comments.

In response to the Staff’s comments, the Company has revised the disclosure on page 179 of the Revised Draft Registration Statement to reconcile the descriptions. The Company respectfully advises the Staff that it will update the disclosure accordingly when it engages a deposit bank and the draft deposit agreement becomes available.

1. Organization and Nature of Operations

(b) History of the Group and basis of presentation for the Reorganization, page F-10

15.                               You indicate that as the shareholdings in the Company and Beijing CHJ were held with a “high degree of common ownership” immediately before and after the Reorganization, even though no single investor controlled Beijing CHJ or Leading Ideal. Therefore, the Reorganization transaction was determined to be a recapitalization with a lack of economic substance, and was accounted for in a manner similar to a common control transaction. Please tell us how you and Beijing CHJ were entities under common control by clarifying the identity of the controlling shareholder(s) and their ownership interests in each entity prior to the reorganization on July 2, 2019.

The Company respectfully advises the Staff that all shareholders of Beijing CHJ, except for one shareholder that held 0.9% of equity interest in Beijing CHJ, exchanged their respective equity interests in Beijing CHJ for ordinary shares and preferred shares of the Company immediately before the Reorganization on July 2, 2019. The 0.9% equity interest in Beijing CHJ previously held by the abovementioned shareholder was transferred to Mr. Zheng Fan, and was also exchanged for ownership interest in the Company by Mr. Zheng Fan immediately before the Reorganization. The principal shareholders of Beijing CHJ and the Company and their respective ownership interests in each entity before and after the Reorganization are set forth in the table below.

Before Reorganization		After Reorganization
Shareholder	Ownership in Beijing CHJ	Shareholder	Ownership in the Company
Mr. Xiang Li	33.3%	Amp Lee Ltd.	33.3%
Mr. Zheng Fan	5.7%	Rainbow Six Limited	6.6%
ZHEJIANG LEO (HONGKONG) LIMITED	7.6%	ZHEJIANG LEO (HONGKONG) LIMITED	7.6%
Other shareholders	53.4%	Other shareholders	52.5%

3. Recent Accounting Pronouncements, page F-31

16.                               Given your intention to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, please disclose the date you will be required to adopt the standard(s) disclosed, assuming you remain an EGC at such time. Refer to Question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions.

In response to the Staff’s comments, the Company has revised the disclosure on page F-31 of the Revised Draft Registration Statement.

21. Convertible Redeemable Preferred Shares and Warrants

Accounting for Preferred Shares, page F-52

17.                               We note that you determined the fair value of your derivative liabilities with the assistance of an independent appraiser. We also note on page F-28 that you refer to independent valuation advice to determine the fair value of your share-based compensation awards. Please tell us what consideration you have given to identifying these third party experts and obtaining and filing related consents.

The Company respectfully sets forth below its considerations.

Rule 436 under the Securities Act requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” In addition, the Company notes that the consent requirements of Rule 436 are directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement.

The Company’s management is responsible for determination of the fair value of the derivative liabilities and share-based compensation awards. The independent appraiser was only engaged to provide assistance to the Company’s management, and its advice was not given specifically for use in connection with the Draft Registration Statement. The Company did not expressly identify the independent appraiser as an “expert.” As a result of the foregoing, the Company respectfully submits that this independent appraiser is not considered an “expert” for purposes of Rule 436, and thus, consent of this independent appraiser is not required to be filed as an exhibit to the Draft Registration Statement.

General

18.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xiang Li, Chief Executive Officer, Leading Ideal Inc.

Yanan Shen, President, Leading Ideal Inc.

Tie Li, Chief Financial Officer, Leading Ideal Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP